5/13/10



10030179

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

RECEIVED MAY - 7 2010 SEC PROCESSING SECTION Washington, DC 105

SEC FILE NUMBER
8- 51370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 West Adam St. FL 9
(No. and Street)

Chicago, IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Risinger 312-432-5102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza Dr., Ste 2600, Chicago, IL 60611
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/13

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2009 AND 2008

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

	Page
Independent auditors' report	1-2
Oath or Affirmation	3
Financial statements:	
Statement of financial condition	4-5
Statement of operations	6
Statement of changes in members' capital	7
Statement of cash flows	8-9
Notes to financial statements	10-13
Supplementary information:	
Computation of net capital under Rule 15c3-1	14
Independent Auditors' Report on Internal Control	15-17
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	18-19
Schedule of assessment and payments	20-21


Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Investments, LLC (the Company) as of December 31, 2009 and 2008 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report, the financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Also licensed to practice by the State of Florida

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 23, 2010

OATH OR AFFIRMATION

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJM Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: Certain members/owners of TJM Holdings, LLC and Thomas J. Murphy, Inc. (the entities which own TJM Investments, LLC) hold interests in customer accounts with TJM Investments, LLC; and certain members of TJM Holdings, LLC and Thomas J. Murphy, Inc. hold interests in private investment funds which hold customer accounts with TJM Investments, LLC.

[signature]
Signature

FinOp
Title

[signature]
Notary Public


OFFICIAL SEAL
HEATHER KUHL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY. 02, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TJM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2009	2008
ASSETS		
Current assets:		
Cash	**$ 54,071**	$ 1,089,648
Due from affiliates	**88,383**	5,290
Due from employees	**167,934**	194,968
Prepaid expenses	**46,447**	50,605
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000 in 2009 and 2008	**1,427,005**	1,966,285
Deposits with clearing organizations and others	**1,290,872**	1,369,410
Total current assets	**3,074,712**	4,676,206
Property and equipment:		
Furniture and equipment		319,836
Software	**450,000**	450,000
Less accumulated depreciation	**(225,000)**	(350,193)
Property and equipment, net	**225,000**	419,643
Other assets:		
Security deposits		2,005
Total assets	**$ 3,299,712**	$ 5,097,854

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	**2009**	2008
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	**$ 1,290,768**	$ 1,761,357
Due to affiliate	**43,811**	1,554,998
Total liabilities	**1,334,579**	3,316,355
Members' capital	**1,965,133**	1,781,499
Total liabilities and members' capital	**$ 3,299,712**	$ 5,097,854

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF OPERATIONS

Years ended December 31,	2009	2008
Revenue:		
Commissions and incentive fees	$ 29,697,413	$ 13,391,129
Service income	997,426	242,519
Interest income	30,766	174,089
Other income	867	234
Total revenue	30,726,472	13,807,971
Operating expenses:		
Employee compensation and related benefits	4,456,994	5,289,006
Commission expenses	7,471,348	1,114,619
Execution expenses	10,882,291	3,663,355
Exchange and regulatory fees	1,229,499	1,014,954
Management fees	3,750,000	
Professional and other fees	253,000	231,705
Research and registration	341,297	184,316
Rent and occupancy	204,898	116,468
Other operating expenses	774,618	852,884
Total operating expenses	29,363,945	12,467,307
Income from operations, before other expense	1,362,527	1,340,664
Other expense:		
Interest	(15)	(37,487)
Net income	$ 1,362,512	$ 1,303,177

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

	Members' capital
Balance, December 31, 2007	$ 1,808,322
Members' distributions	(1,330,000)
Net income	1,303,177
Balance, December 31, 2008	**1,781,499**
Members' distributions	**(1,178,878)**
Net income	**1,362,512**
Balance, December 31, 2009	**$ 1,965,133**

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,	2009	2008
Operating activities:		
Net income	$ **1,362,512**	$ 1,303,177
Adjustments to reconcile above to cash provided by operating activities:		
Realized loss on sale of securities		981
Depreciation	**150,000**	99,501
(Increase) decrease in operating assets:		
Due from affiliates	**(83,093)**	(2,541)
Due from employees	**27,034**	(7,764)
Due from clearing organizations		14,471
Prepaid expenses	**4,158**	(8,601)
Receivable from broker-dealers and clearing organizations	**539,280**	(728,177)
Deposits with clearing organizations and others	**80,543**	(1,231,329)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**(470,589)**	947,109
Due to affiliate	**(1,511,187)**	1,545,416
Cash provided by operating activities	**98,658**	1,932,243
Investing activities:		
Proceeds from securities - net		630,234
Proceeds from sale of fixed assets	**214,102**	
Purchase of furniture and equipment	**(169,459)**	(36,539)
Purchase of software		(450,000)
Cash provided by investing activities	**44,643**	143,695

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

Years ended December 31,	2009	2008
Financing activity:		
Members' distributions	$ (1,178,878)	$ (1,330,000)
Cash used in financing activity	(1,178,878)	(1,330,000)
Increase (decrease) in cash	(1,035,577)	745,938
Cash:		
Beginning of year	1,089,648	343,710
End of year	$ 54,071	$ 1,089,648
Supplemental disclosure of cash flow information:		
Interest expense paid	$ 15	$ 37,487

See notes to financial statements.

TJM INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Operations:

TJM Investments, LLC (the Company) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. The Company is a 99%-owned subsidiary of TJM Holdings, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

1. Nature of business and summary of significant accounting policies (continued)

Property and equipment and related depreciation:

Property and equipment are recorded at cost. Property and equipment is recorded at cost and depreciation is provided by accelerated methods and software is depreciated by straight-line method over the estimated useful lives of the assets. Depreciation expense was $150,000 and $99,501 for the years ended December 31, 2009 and 2008, respectively.

Income taxes:

The Company is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Each member reports their applicable respective share of income and losses on their individual returns. The Company prepares its income tax returns on the cash basis.

Fair value measurements:

As required by the Fair Value Measurements and Disclosures of the FASB Accounting Standards Codification, the Company defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of all of the Company's assets and liabilities which are required to be carried at fair value are considered Level 1 assets and liabilities.

Reclassifications:

Certain amounts from the prior year have been reclassified in order to conform to the current year's financial statement presentation.

2. Related party transactions

The Company, from time to time, pays expenses of affiliates through common ownership and charges the affiliates for the balance. The balance due from affiliates was $88,383 and $5,290 at December 31, 2009 and 2008, respectively.

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $43,811 and $1,554,998 at December 31, 2009 and 2008, respectively.

The Company is managed by TJM Holdings, LLC its 99%-owned parent. The management agreement calls for fees computed quarterly in advance. Total management fees for the year ended December 31, 2009 were $3,750,000.

3. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to adjusted net capital ratio would exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,152,846 which was $1,052,846 in excess of its required net capital of $100,000. At December 31, 2009, the Company's net capital ratio was 1.16 to 1. At December 31, 2008, the Company had net capital of $1,108,988, which was $887,898 in excess of its required net capital of $221,090. At December 31, 2008, the Company's net capital ratio was 2.99 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally-insured limits. The Company believes it is not exposed to any significant credit risk on cash.

6. Commitments and related party leases

The Company leases its Chicago facilities from an affiliated company under a month-to-month operating lease agreement. The Company also leases a facility in Garden City, New York under a third party operating lease agreement which is set to expire on August 30, 2013. This lease is guaranteed by an affiliated company.

Future minimum base rents on this lease are as follows:

Year ending December 31:	Garden City, New York
2011	$ 55,781
2012	57,781
2013	39,854
Total	$ 153,416

Rent expense charged to operations was approximately $113,145 and $113,696 for the years ended December 31, 2009 and 2008, respectively.

7. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2009, the financial statement date, through February 23, 2010, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

TJM INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2009		
Total members' capital		$ 1,965,133
Deductions and/or charges:		
Nonallowable assets:		
Receivable from broker-dealers and clearing organizations	$ 284,523	
Due from affiliates	88,383	
Due from employees	167,934	
Prepaid expenses	46,447	
Furniture and equipment, net	225,000	812,287
Net capital		1,152,846
Minimum net capital requirement		100,000
Excess net capital		$ 1,052,846
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 1,334,579
Ratio of aggregate indebtedness to net capital		1.16 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,152,846



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Members
TJM Investments, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Investments, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 23, 2010



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
TJM Investments, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by TJM Investments, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

*Also licensed to practice by the State of Florida

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [internally prepared financial statements] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
April 27, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051370 FINRA DEC
TJM INVESTMENTS LLC 8*8
318 W ADAMS ST 9TH FL
CHICAGO IL 60606-5111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Colleen Risinger 312.432.5102

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 19,446

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.)
1/30/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 19296

E. Interest computed on late payment (see instruction E) for 13 days at 20% per annum 137

F. Total assessment balance and interest due (or overpayment carried forward) $ 19433

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19433

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TJM Investments, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp
(Title)

Dated the 19 day of April, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 22,345,298

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (13,882,018)

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ (684,949)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions (14,566,967)

2d. SIPC Net Operating Revenues $ 7,778,331

2e. General Assessment @ .0025 $ 19445.83

(to page 1 but not less than $150 minimum)